Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company:  Phillips Petroleum Company
                                                   Commission File No. 001-00720




On February 4, 2001, Phillips Petroleum Company issued the following press release and supplemental information.

                                   * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Phillips/Tosco merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Phillips' and Tosco's businesses will not be integrated successfully; costs related to the merger; failure of the Phillips or Tosco stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Phillips' and Tosco's businesses generally as set forth in Phillips' and Tosco's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Phillips and Tosco are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phillips and Tosco. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Phillips and Tosco with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Phillips and Tosco. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Phillips, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Phillips stockholders in favor of the issuance of Phillips common stock in connection with the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Phillips stockholders in connection with the Phillips/Tosco merger, is set forth in Phillips' proxy statement for its 2000 annual meeting, filed with the SEC on April 4, 2000, and additional information will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC.

                                   * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY PHILLIPS PETROLEUM COMPANY ON FEBRUARY 4, 2001:

NEWS                                                Phillips Petroleum Company
                                                    Public Relations
                                                    Bartlesville, Oklahoma 74004
                                                    http://www.phillips66.com

                                                      [PHILLIPS PETROLEUM LOGO]


CONTACTS:

For Phillips Petroleum:
-----------------------
Kristi DesJarlais (media)  918-661-6117
Howard Thill (investors)   918-661-4757

For Tosco:
----------
Jefferson F. Allen         203-698-7506
Colm T. McDermott          203-698-7500




                PHILLIPS PETROLEUM COMPANY TO ACQUIRE TOSCO CORP.

            COMBINED COMPANY STRONG COMPETITOR IN ALL BUSINESS LINES

                    -- BALANCES PHILLIPS' ASSET PORTFOLIO --
                       -- ENHANCES FINANCIAL FLEXIBILITY -
                   -- POSITIONED FOR FURTHER GROWTH IN E&P --

            -- PHILLIPS' BOARD AUTHORIZES $1 BILLION SHARE BUYBACK --

BARTLESVILLE, Okla., Feb. 4, 2001 --- Phillips Petroleum Company [NYSE: P] announced today that it has agreed to purchase Tosco Corporation [NYSE: TOS] in a $7 billion stock transaction. This transaction transforms Phillips into a stronger major integrated oil company. The new Phillips has the balanced assets, scale, and financial flexibility necessary for continued profitable growth. Phillips will be a premier competitor in the domestic refining, marketing and transportation (RM&T) business, and will benefit from the competitive advantages of integration through its role as a major participant in the global exploration and production (E&P) business, and its gas gathering and chemicals joint ventures.

Under the terms of the agreement, Phillips will issue 0.8 Phillips shares for each Tosco share and will also assume approximately $2 billion of Tosco's debt. The transaction is expected to close by the end of the third quarter of 2001. Phillips' Board of Directors has also authorized a $1 billion share buyback program.

"This strategic acquisition completes our foundation for accelerated and sustainable profitable growth. With our balanced portfolio of assets, scale, and financial flexibility,

Phillips to Acquire Tosco Corp.
Page 2

we can deliver the growth and value that our shareholders expect. We now have positioned our business to fully compete in the domestic RM&T marketplace, which, when combined with our strong E&P operations, puts us among the leaders in the integrated oil industry," said Jim Mulva, Phillips' chairman and chief executive officer. "We are acquiring the assets and expertise of the country's largest independent refiner and marketer, and combining the complementary skills of the two companies, including Tosco's refining capabilities and convenience store expertise along with Phillips' branded wholesale skills and expertise in refining and fuel technologies."

"I am delighted that Tosco is joining the Phillips family," said Tom O'Malley, chairman and chief executive officer of Tosco. "Tosco will now be part of an even stronger platform for growth that will benefit all Tosco shareholders. As Tosco's largest individual shareholder, I fully intend to convert and hold my shares on a long-term basis, and am so confident about the potential of the new Phillips that I expect to increase my holdings."

Phillips expects the transaction to be accretive to earnings per share, taking into account anticipated annual pre-tax synergies of $250 million and the stock buyback. It will also improve net cash flow. The transaction will be accounted for under purchase accounting. Based on current consensus investment community estimates, year-end 2001 debt-to-capital ratio would be in the range of 37 percent. This acquisition will not impact the current 2001 capital spending plans of either Phillips or Tosco.

O'Malley, 59, will become a member of Phillips' board of directors and serve as vice chairman of Phillips' board and chief executive officer of the company's RM&T operations. He will lead the transition effort.

The combined company's RM&T headquarters will be located in Tempe, Ariz, with certain functions, including research and development, being located in Bartlesville.

Phillips will acquire all of Tosco's operations, including eight U.S. refineries with a total capacity of 1.35 million barrels per day and 6,400 retail outlets in 32 states. Phillips' current RM&T operations include three U.S. refineries with a total capacity of 360 thousand barrels per day, more than 6,000 retail and aviation outlets in 28 states, and 6,000 miles of pipeline. The combined company will be the second largest refiner in the United States and third largest marketer, retailing nationwide under the Phillips 66, the '76, and Circle K brands.

"This is a tremendous transaction. Tosco has an excellent track record as both an operator of assets and a builder of value," said Mulva. "The combination will enhance our supply chain flexibility, balance our RM&T market portfolio, and enable us to benefit from both scale and synergies. We welcome the Tosco employees to the Phillips family and look forward to the opportunity to build on our common vision for the future of our combined upstream and downstream operations."

Phillips to Acquire Tosco Corp.
Page 3


The transaction has been approved by both boards, and is subject to customary regulatory reviews and the approval of both companies' shareholders.

Morgan Stanley Dean Witter and Co. is acting as financial advisor to Phillips in this transaction, while Merrill Lynch, and Co. is advising Tosco.

Phillips is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, Okla., the company has 12,400 employees and $20.6 billion of assets, and had $21.2 billion of revenues in 2000.

Tosco Corporation, which currently has $28 billion in annualized revenues, is the largest independent refiner and marketer of petroleum products in the United States, and is the nation's largest operator of company-controlled convenience stores.

                                  - # # # -




       AN ANALYST MEETING IS SCHEDULED FOR 9:30 A.M. EASTERN MONDAY, FEB. 5 AT THE WALDORF-ASTORIA HOTEL IN NEW YORK CITY. TO LISTEN, GO TO
        WWW.PHILLIPS66.COM/INVESTOR AND CLICK ON THE "LIVE WEBCAST" LINK,
        ---------------------------
      OR DIAL-IN ON A LISTEN-ONLY BASIS, TO 800-288-8974 OR 612-332-0107,
       ACCESS CODE: 569943. A REPLAY OF THIS BROADCAST WILL BE AVAILABLE
      FROM 11:00 AM ON MONDAY, FEB. 5, UNTIL 12:00 A.M. EASTERN THURSDAY,
         FEB. 22 AT 800-475-6701 OR 320-365-3844, ACCESS CODE: 569943.





      CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
             OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS ABOUT PHILLIPS' REFINING, MARKETING AND TRANSPORTATION BUSINESS, AND THE ACQUISITION OF TOSCO CORP., THE IMPACT ON PHILLIPS' OPERATIONS, EARNINGS AND CASH FLOW. WHERE IN ANY FORWARD-LOOKING STATEMENT, PHILLIPS HAS EXPRESSED AN ESTIMATE, POTENTIAL EXPECTATION OR BELIEF AS THE FUTURE RESULTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND BELIEVED TO HAVE A REASONABLE BASIS. HOWEVER THERE CAN BE NO ASSURANCE THAT THE STATEMENT OF EXPECTATION OR BELIEF WILL RESULT OR BE ACHIEVED. THE ACTUAL RESULTS MAY BE AFFECTED BY A VARIETY OF RISKS, WHICH COULD CAUSE THE STATED EXPECTATION OR BELIEF TO DIFFER MATERIALLY. SOME OF THE IMPORTANT RISK FACTORS, BUT NOT NECESSARILY ALL SUCH FACTORS THAT MAY CAUSE EXPECTATIONS OR RESULTS TO DIFFER, ARE: CONSUMMATION OF THE ACQUISITION OF TOSCO CORP.; FEDERAL GOVERNMENT AND SHAREHOLDER APPROVALS; THE PRICE OF OIL; INTEREST RATES ON FINANCING; ENVIRONMENTAL LAWS AND THE COST OF COMPLIANCE WITH SUCH LAWS; LEGISLATIVE, TAX AND REGULATORY DEVELOPMENT; AND THE INTEGRATION OF TOSCO PERSONNEL, BUSINESS SYSTEMS AND OPERATIONS WITH THOSE OF THE COMPANY. ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CONTAINED IN PHILLIPS' REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). COPIES OF THE COMPANY'S SEC FILINGS ARE AVAILABLE BY CALLING PHILLIPS AT 918-661-3700. THESE REPORTS ALSO ARE AVAILABLE THROUGH PHILLIPS' SITE AT HTTP://WWW.PHILLIPS66.COM.
        -------------------------

THE FOLLOWING IS A TRANSACTION SUMMARY DISSEMINATED BY PHILLIPS PETROLEUM COMPANY ON FEBRUARY 4, 2001 WITH THE FOREGOING PRESS RELEASE:

                           BUILDING THE NEW PHILLIPS





                                February 4, 2001

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              TRANSACTION SUMMARY


o     Phillips to acquire Tosco in over $7 billion tax-free transaction

        - Tosco shareholders receive 0.80 Phillips stock for each share of Tosco

o     Transaction accretive to Phillips EPS using purchase accounting

        - Estimated synergies of $250 million

        - Share repurchase up to $1 billion

o     Tosco CEO Tom O'Malley to become Vice Chairman of
      Phillips Board and CEO of combined RM&T

o     Combined RM&T to be headquartered in Tempe, Arizona

o     Closing expected by the end of the 3rd quarter, 2001

[TOSCO LOGO]

                               TOSCO CORPORATION

                                                                [REFINERY PHOTO]

o     Largest independent U.S. refiner & marketer

o     Revenues of $25 billion in 2000

o     26,400 employees

o     Strategy of growth through acquisition

o Refining, retail fuel marketing, retail merchandise marketing, and wholesale marketing


                             PROVEN VALUE CREATION

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED REFINING


                                                                       Capacity
EAST COAST                                                           -----------
[TOSCO LOGO]    o     Tosco Bayway (NY Harbor)                         275 mbpd
                o     Tosco Trainer (Marcus Hook)                      180 mbpd


MIDWEST / GULF COAST
[TOSCO LOGO]    o     Tosco Wood River (St. Louis)                     295 mbpd
                o     Tosco Alliance (New Orleans)                     250 mbpd
[PHILLIPS LOGO] o     Phillips Sweeny   (Houston)                      205 mbpd
                o     Phillips Borger (near Amarillo, TX)              130 mbpd


WEST COAST
[TOSCO LOGO]    o     Tosco Ferndale (Puget Sound)                      90 mbpd
                o     Tosco Los Angeles Refinery System (2 plants)     150 mbpd
                o     Tosco San Francisco Refinery System (2 plants)   110 mbpd
[PHILLIPS LOGO] o     Phillips Woods Cross (Salt Lake City)             25 mpbd
                                                                       ---
TOTAL                                                                 1710 MBPD

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED MARKETING


o Nation's largest operator of company-controlled convenience stores

o     12,000 branded outlets in 46 states



     [PHOTO OF PHILLIPS BRANDED OUTLET]      [PHOTO OF 76 BRANDED OUTLET]




  [76 LOGO]   [CIRCLE K LOGO]   [PHILLIPS LOGO]   [MOBIL LOGO]   [EXXON LOGO]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED MARKET SHARE
                                   (GASOLINE)


[U.S. MAP CODED TO DENOTE THE FOLLOWING COMBINED MARKET SHARE DATA PER STATE:


                              Combined Market Share

     Less than 5%               5 to 15%                Greater than 15%
     -------------              --------------          ----------------
     Florida                    Alabama                 Arizona
     Kentucky                   Arkansas                California
     Michigan                   Colorado                Hawaii
     Mississippi                Connecticut             Kansas
     North Dakota               Delaware                New Jersey
     Rhode Island               Georgia                 New Mexico
     Wisconsin                  Idaho                   Oklahoma
     Wyoming                    Illinois                Oregon
                                Indiana
                                Iowa
                                Louisiana
                                Maine
                                Maryland
                                Massachusetts
                                Minnesota
                                Missouri
                                Nebraska
                                Nevada
                                New Hampshire
                                New York
                                North Carolina
                                Pennsylvania
                                South Carolina
                                South Dakota
                                Tennessee
                                Texas
                                Utah
                                Vermont
                                Virginia
                                Washington



  [76 LOGO]   [CIRCLE K LOGO]   [PHILLIPS LOGO]   [EXXON LOGO]   [MOBIL LOGO]

]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED REFINING AND
                              TRANSPORTATION ASSETS


[U.S. MAP CODED TO DENOTE THE LOCATIONS OF PHILLIPS AND TOSCO TERMINALS, REFINERIES AND PIPELINES:

PHILLIPS REFINERIES:
        BORGER, TX
        OLD OCEAN, TX
        WOODS CROSS, UT

TOSCO REFINERIES:
        CARSON AND WILMINGTON, CA
        RODEO AND SANTA MARIA, CA
        ROXANA, IL
        BELLE CHASSE, LA
        LINDEN, NJ
        TRAINER, PA
        FERNDALE, WA                              ]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                           COMBINED INDUSTRY POSITION


[BAR GRAPH DEPICTING THE FOLLOWING 2000 U.S. REFINING CAPACITIES BY COMPANY:


                        2000 U.S. Refining Capacity
  Company                   (Company Estimates)
  -----------------     ---------------------------
   ExxonMobil                      11.7
  -------------------------------------------------
 | Phillips / Tosco                10.3            |
  -------------------------------------------------
   BP                              10.1
  -------------------------------------------------
 | Tosco                            8.1            |
  -------------------------------------------------
   Chevron                          5.8
   Marathon Ashland                 5.6
   Motiva                           5.0
   PDVSA                            4.9
   Sunoco                           4.4
   Valero                           4.3
   Citgo                            3.7
   UDS                              3.5
   Koch                             3.5
   Premcor                          3.2
   Conoco                           3.2
   Equilon                          2.8
   Shell                            2.5
  -------------------------------------------------
 | Phillips                         2.2            |
  -------------------------------------------------
   Williams                         2.1
   Tesoro                           1.6
   Coastal                          1.6                    ]


[BAR GRAPH DEPICTING THE FOLLOWING 1999 GASOLINE MARKET SHARES BY COMPANY:


                        1999 U.S. Gasoline Market Share
  Company                     (Company Estimates)
  -----------------     -------------------------------
   ExxonMobil                      16.00
   BP/ARCO*                        14.36
  -----------------------------------------------------
 | Phillips / Tosco                 9.58               |
  -----------------------------------------------------
   Marathon                         8.24
   Texaco Equilon                   8.22
   Citgo                            7.98
   Chevron                          7.70
  -----------------------------------------------------
 | Tosco                            6.00               |
  -----------------------------------------------------
   Sunoco                           4.45
   Texaco Motiva                    4.35
  -----------------------------------------------------
 | Phillips                         3.58               |
  -----------------------------------------------------
   Conoco                           3.34
   Amerada Hess                     3.28
   Shell                            2.14
   UDS                              1.96

* PRO FORMA FOR BP/ARCO MERGER                            ]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                               COMBINATION SUMMARY


Revenues                $46 billion

Employees               39,000

Refineries                  11
Refining capacity        1,710 MBPD

Branded outlets         12,000
Marketing presence      46 states